Law Offices

SALVO LANDAU GRUEN & ROGERS

510 TOWNSHIP LINE ROAD

SUITE 150

BLUE BELL, PENNSYLVANIA 19422

Telephone: 215/653-0110

Facsimile:  215/653-0383

March 5, 2008

Via EDGAR and First Class Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	WorldWater & Solar Technologies Corp.
(f/k/a WorldWater & Power Corp.)

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (formerly known as WorldWater & Power Corp.), we offer the following responses to the comments included in your letter dated January 11, 2008.  The numbers of our responses correspond to the comment numbers in your January 11, 2008 letter, and we have included each of your comments below followed by our response. Revised documents have been transmitted electronically and we are sending copies of the documents that are marked to show changes from the previous filings which I hope will facilitate your review.

Revised Preliminary Proxy Statement filed on January 2, 2008

1.             Please refer to prior comment 1. Please update the financial information to comply with Item 310(g) of Regulation S-B.

Response –

We have updated the financial statements in response to this comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 33

Note 2. Unaudited Pro Forma Adjustments, page 37

2.              Please refer to prior comment 5. You disclose that you determined the value of your common stock was $1.80 per share for purposes of valuing the consideration in the merger with ENTECH using the market value of your common stock for a reasonable period before and after the date of the merger agreement, October 29, 2007.  Please show us how you determined the value of $1.80.  We note that the value of your common stock varied between $1.98 as of October 25, 2007 to $2.16 as of October 31, 2007, with a five day trading average of $2.148.  Explain how you applied EITF 99-12 in determining the value.

Response –

We have revised our valuation of the consideration to reflect a value of $2.15 per share.

3.                       Further, please tell us why you disclose in the second full paragraph on page 38 that any increase or decrease in the value of your common shares as of the date of closing will be reflected in the amount of purchase consideration under U.S. GAAP. Your response should include a specific cite to paragraph(s) of the applicable accounting literature upon which you relied.

Response –

We have revised our disclosure to indicate that the amount of common stock consideration in the merger transaction is fixed at 19,672,131 shares.  As noted in response #2, the price per share used in the merger transaction is $2.15.

4.                       Please refer to prior comment 14. We note that in calculating your total purchase price under U.S. GAAP you have included the amount of liabilities assumed as part of the purchase price. Under paragraphs 20 - 33 and 35 of SFAS 141, you should allocate the purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition.  Please revise, or tell us how you determined your purchase price consistent with SFAS 142.  Please also tell us why your table reflecting the allocation of the purchase price does not include the tangible assets acquired.

Response –

We have amended this description to indicate that we are acquiring ENTECH’s net assets. ENTECH’s tangible assets were not material.

Executive Compensation and Other Information, page 67

5.              Please update to provide compensation disclosure through the year ended December 31, 2007.

Response –

We have provided updated compensation disclosure through the year ended December 31, 2007.

Draft Amendment No. 3 to Form 10-KSB for the Fiscal Year ended December 31. 2006 Explanatory Note, page 3

6.                       Please refer to prior comment 23. Please note that the filing of your amended financial statements in a Form 10-K or 10-Q does not alleviate your obligations to provide the information required under Item 4.02 of Form 8-K. Please file an Item 4.02 Form 8-K for the restatement, or tell us in detail why you are not required to provide the information under Item 4.02 of Form 8-K.

Response –

Paragraph B.3 of the General Instructions to Form 8-K provides that, if a registrant previously has reported substantially the same information required by Form 8-K, an additional report of the same information on Form 8-K is not required. As stated in my previous response, the Company’s accounting staff discovered a potential error in the accounting for our July 2005 convertible debentures and reported the error to the Company’s Audit Committee. On October 29, 2007, the Audit Committee reviewed the position of the accounting staff and voted in favor of amending our applicable, previously filed financial statements. We believe the filing of our amended financial statements on November 2, 2007 precluded a Form 8-K filing because of the descriptions of the errors in the amended filings.

7.                       Please refer to prior comment 24. We note from your response that you plan to provide the amended financial statements for the quarter and nine months ended September 30, 2005 within an amended Form 10-QSB for the quarterly period ended September 30, 2006.  Please file this amended report.

Response –

We have filed the aforementioned report concurrent with this response letter.

Financial Statements, page 25

8.              Please refer to prior comment 25. We note that you will file an amendment to your Form 10-KSB so that it is clear that the financial statements and MD&A reflect that of the registrant, WorldWater & Solar Technologies Corp., formerly known as WorldWater & Power Corp. We note that you will similarly amend your signature page and certifications to reflect the change of the company’s name and also change your March 31, and June 30, 2007 Forms 10-Q.

Response –

The requested changes have been made.

9.              Further, please ensure that your auditors also reflect the company’s name in the last paragraph of their opinion.

Response –

The auditors have made the appropriate change.

Note 1. Restatement of Financial Statements Due to A Review of a Convertible Debt Instrument. page 31

10.                     Please refer to prior comment 24. We continue to note that your disclosure excludes the fact that you must also restate your financial statements for the quarter and nine months ended September 30, 2005. Please revise as previously requested.

Response –

The Company will restate the interim financial statements for the quarterly and year-to-date periods ended September 30, 2005, which will be included in the restated comparable quarters and year-to-date in the September 30, 2006 Form 10QSB/A.

11.                     Please refer to prior comment 32. We note that you have included the warrant exercise inducement fees in the table of restatements on page 32.  Please also disclose the nature of the error consistent with paragraph 26 of SFAS 154.

Response –

The Company reclassified $1,588,000 from Beneficial Conversion and Warrant Amortization Expense to Warrant Exercise Inducement Expenses for the year ended December 31, 2006.  The Warrant Exercise Inducement Expense was mislabeled in the original filing.  The reclassification is disclosed in the “first restatement” table in the December 31, 2006 Form 10KSB/A in accordance with FASB 154, paragraph 26a.  Beyond this reclassification there was no other impact to the statement of operations, net assets, retained earnings or earnings per share.

Note 11. Long-Term Debt and Notes Payable, page 47

12.                     Please reconcile the potential number of shares issuable upon conversion as of December 31, 2006, the face amount and the net amount outstanding for the second and third debt items in the table on page 42 to the disclosures in notes (a) and (b). Please clarify whether or not both of these items should refer to note (b).

Response –

We have updated the table in Note 11 to reflect the potential number of shares issuable upon conversion

13.                     We note that you revised the placement of the paragraph relating to the additiona1

$350,000 of debt issued in Note 11(b). Since paragraphs 2 and 6-10 relate to this debt, the current placement of the paragraph as the last one in this note may be confusing.  Please consider revising the placement of this paragraph to reflect the text as the second paragraph in this note.

Response –

We have revised the disclosure in Note 11 in response to this comment.

14.                     Please refer to prior comment 31. We note that you added paragraphs 3-5 which discuss the accounting for the warrants. Since the first paragraph does not disclose that any warrants were issued with the debt, the current discussion may be confusing. Please revise to discuss in the significant terms of any warrants issued with the debt, or cross-reference to where that discussion is included in the notes.

Response –

We have revised the first paragraph of note 11(b) to include the discussion of the warrants issued and their related terms.  The first paragraph of note 11(b) now reads as follows:

“(b) In July 2005, the Company entered into a $3,250,000 10% convertible note due July 21, 2008, for total proceeds of $3,000,000, which was convertible into 18,055,556 shares of the Company’s common stock. The note was convertible into the Company’s common stock at a price equal to the lesser of $0.18 or the average of the preceding 10 trading days prior to closing of the transaction.  The preceding 10-day average was $0.28, therefore the $0.18 price was used.  The shares were fixed and determinable as of the date of the closing of the loan.  In addition, the company also issued 9,611,112 of detachable warrants in connection with the aforementioned convertible debt.  The warrants are exercisable immediately to shares of the company’s common stock.  The value of the stock purchase warrants (“warrants”) were determined by using the Black-Scholes Method.  The assumptions used were the following:  Stock price: $0.28, Exercise Price: $0.18, Term: 4 years, Volatility: 41%, Dividend Rate:  0.0% and Risk Free Interest Rate:  3.99%.  The result was a fair value of approximately $0.1486 for each warrant issued.  The number of warrants issued was 9,611,112, resulting in a total value of $1,428,641.”

15.           Please refer to prior comment 32. In the third paragraph of Note 11 (b) you disclose that the total fair value of the warrants is $1,428,641. In the sixth paragraph you disclose that you allocated the same amount of proceeds from the debt and warrants to the warrants. As previously noted in our comment, if the warrants are properly accounted for as equity, then the allocation of the proceeds should be based upon the relative fair values of the debt and the warrants consistent with paragraph 15 of APB 14. Please revise or advise us why the current allocation is appropriate. Please note that any change in the amount of proceeds allocated to the warrants would also impact your calculation of the effective conversion price of the debt and the associated beneficial conversion amount.

Response –

The Company notes that the debt discount attributable to the value of the warrants is $1,428,547.  The remaining amount, $2,171,452, is allocated to the debt.  We do note that the debt is further reduced to $1, based on the beneficial conversion feature of the convertible debt.  Due to the large debt discount, using the fair value or the relative fair values will yield the same result.  As a result, we believe the disclosure noted in the sixth paragraph of note 11(b) is adequate.

Note 13. Convertible Preferred Stock, page 44

16.                      Please refer to prior comment 37. Please revise the disclosure in the fifth paragraph for the Series D convertible preferred stock to be consistent with your response.

Response –

We have expanded the disclosure consistent with our previous response.

17.           With respect to the seventh paragraph of the note for the Series D convertible preferred stock, please respond to the following:

•  In the second and fourth sentences, the correct reference is EITF 98-5, not EITF

Topic D-98.

•  In the second sentence, the quote from paragraph 8 of EITF 98-5 includes the following text at the end which is not part of paragraph 8 - “initially and then allocated the remaining.”

•  It appears that the discussion of the reasons for your classification of the Series D preferred stock outside of equity also applies to the Series C preferred stock. If true,

please revise to include a reference to the Series C preferred stock.

Response –

•  We have corrected the accounting reference to reflect EITF 98-5, not EITF Topic D-98.

•  We have corrected the quote from EITF 98-5, paragraph 8.

•  The reason for the mezzanine classification of Series D is the same for Series C.  See the added disclosure in Note 13 under the caption “Series Cand D Preferred Stock Classification” of the restated Form 10KSB/A.

18.              Please refer to prior comment 38. We note that you are accounting for the preferred shares and warrants as temporary equity and equity. As such, the initial carrying amount of the redeemable preferred stock should be its fair value at date of issue, consistent with paragraph 15 of EITF Topic D-98 and the remainder of any proceeds not allocated to the preferred stock should be allocated to the warrants. Please respond to the following:

•                                          Please explain why your response reflects total consideration of $14,527,500 when you only received $13.5 million for the issuance of the preferred stock and warrants.

•                                          Please note that you should not include the consideration payable upon exercise of the warrant as part of the proceeds.

•                                          Your calculation appears to reflect the preferred stock at a relative fair value and not at fair value consistent with the above.

•                                          If true, your calculation of the effective interest rate for determining the beneficial conversion amount would also need to be adjusted.

•                                          Please tell us why your calculation reflects 4,892,857 warrants if you only issued warrants to purchase 505,044 shares of Series D preferred stock which are each convertible into 10 shares of common stock.

•                                          Please tell us why your calculation reflects 48,913,043 shares if the 4,892,857 shares of Series D preferred stock are each convertible into 10 shares of common stock.

•                                          Based on the amounts shown in your response, we were not able to re-calculate a total beneficial conversion amount as shown of $3,184,630.

Response –

Please see the updated calculation below for the Preferred Stock Dividend.  As indicated in the December 31, 2006 Form 10K/A (Amendment No. 3), the Company has restated its financial statements a second time to reflect an additional charge to net loss applicable to common shareholders related to the Preferred Stock Dividend as a result of an error in its original calculation.  In addition, the Company has revised the captions in the calculation to facilitate your review.  We have also responded to your seven question as follows:

•                                          The original descriptive caption was mislabeled and should not have used the term “Total Consideration”.  See the calculation below for a revised description.

•                                          The Company did not include the consideration payable upon exercise of the warrants as part of the proceeds, the original calculation had line item descriptions which were mislabeled.  Please see the revised calculation below.

•                                          The Company feels the new calculation reflects the Preferred Stock at the fair value consistent with the above comment.

•                                          As indicated in the Company’s Amended Form 10KSB/Amendment No. 3 for the year ended December 31, 2006, the Company has revised its calculation and adjusted the total dividend related to the Beneficial Conversion Feature and associated warrants of the Series D Preferred Stock.  The Company agrees that the effective interest rate would be adjusted due to the revised calculation.

•                                          The Company notes that the 505,044 Preferred D Warrants convert to 489,285 shares of Series D Preferred Stock.  As a result, the corresponding common shares after conversion would be 4,892,857.

•                                          The Company has revised the calculation to reflect the correct number of common shares the Series D Preferred Stock converts into, which is 48,928,570.

•                                          The revised calculation below should facilitate your review of the calculation.

Preferred Stock — Face Value	$13,500,000	(a)
Number of Warrants	4,892,857	(b)
Per Share Warrant value (fair value)	$0.210	(c)
Fair Value (“FV”) of Warrants	$1,027,500	(d) = (b) x (c)
FV of Warrants and Preferred Stock	$14,527,500	(e) = (d) + (a)
%Warrants	7.07%	(f) = (d) / (e)

% Preferred Stock	92.93%	(g) = (a) / (e)
Preferred Stock Discount attributable to warrants	$954,827	(h) = (a) x (f)
Preferred Stock — less discount	$12,545,173	(i) = (a) - (h)
Actual Conversion Price	$0.276	(j)
Number of Common Shares	48,928,570	(k)
Effective Conversion Price	$0.256	(l) = (i) / (k)
Market Price at day of issuance	$0.3200	(m)
Beneficial Conversion per Share	$0.064	(n) = (m) - (l)
Intrinsic Value of Beneficial Conversion Option	$3,111,969	(o) = (n) x (k)
Preferred Stock Discount attributable to warrants	$954,857	(h)

Total	$4,066,796	(p) = (h) + (o)

19.              Please refer to prior comment 39. The fact that the Series D preferred stock is not accounted for as a liability under SFAS 150 does not preclude the associated warrants from being accounted for as a liability under FSP 150-5, As noted in footnote 1 of FSP 150-5, the application of paragraph 11 of SFAS 150 to the warrants may be applicable even if those shares are classified as equity. With respect to paragraph 11 of SFAS 150 and as noted in paragraph 6 of FSP 150-5, “the phrase requires or may require in paragraph 11 encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets.”   In addition, FSP 150-1 provides further explanation and examples.  Please further consider and tell us how you considered the guidance in FSP FAS 150-1 and FSP FAS 150-5 in your accounting for the warrants.

Response –

The Company notes that the warrants issued in connection with the above Series D Preferred Stock should be and have been classified as a liability (mezzanine) in accordance with FSP 150-5.  In the previous version of the Form 10KSB/A, the Company presented one aggregated number for Series D Preferred Stock, instead presenting the portion allocated to the warrants and preferred stock separately.  In the restated December 31, 2006 Form 10KSB/A (and future quarterly and annual reports) the Company will separate these two.  As indicated in the “Restatement Note” in the December 31, 2006 Form 10KSB/A and Response #18, the company did not calculate the Preferred Stock Dividend attributable to Beneficial Conversion and Warrant Amortization correctly.  As a result, the relative value of the warrants associated with the Series D Preferred shares were not recorded correctly.  The net result will be an increase in the Preferred Dividend from $3,184,642 to $4,066,796.  The dividend was recognized immediately in accordance with EITF 98-5 paragraph 8.

20.            Please refer to prior comment 40. Please ensure that your disclosure considers your responses to the above comments and includes a discussion of how you valued both the preferred stock and the warrants and any significant assumptions underlying the valuations.

Response –

Please see our response to comment 19.

Note 14. Common Stock Transactions, page 47

21.            Please refer to prior comment 41. Please reconcile the amount of debt converted and the number of shares issued with the table and disclosures on pages 42 - 43 in Note 11.

Response –

We have made the appropriate changes in response to this comment.

Note 15. Warrant Transactions, page 58

22.            Please refer to prior comment 43. As previously requested, please disclose the significant assumptions used to value significant transactions with, your warrants including the warrants issued in conjunction with the issuance of registered common stock and those granted as commissions. Please refer to paragraphs 64 and 65 of SFAS 123R. Otherwise, tell us why you believe the disclosures are not required.

Response –

We have updated the disclosure in Note 15 to include those requirements in  paragraphs 64 and 65 of SFAS 123R.

23.                    Please refer to prior comment 44. With respect to the detachable warrants issued with registered common shares, please tell us the significant terms of this transaction and where in the filing you disclose the nature of the transaction. For example, we note no common shares issued for other than services and to induce the exercise of warrants in your statement of shareholders’ deficiency for fiscal 2006.

Response –

Our disclosure in the previous filing was inaccurate. We have not issued registered shares of common stock with detachable warrants and have changed the filing accordingly.

24.                    Further, since the offering appears to be registered based on your disclosure, please provide us with your analysis of the accounting for and classification of the warrants issued in that offering under EITF 00-19. In your response, please tell us when the warrants became exercisable and provide us with a legal analysis of whether or not you may legally deliver unregistered shares upon exercise of the warrants under U.S. Securities Laws.  Please discuss in sufficient detail the authority you relied upon in your determinations, Please refer to paragraph 14 of EITF 00-19.

Response –

As a result of the response in comment 23, the Company does not feel this comment is applicable as the comment was derived from a caption error in the table in Note 15.  We have corrected the caption in Note 15 and eliminated the reference to warrants being issued in connection with registered common shares.  Please see the response to comment 23.

25.                    Please reconcile the 16,620,276 warrants exercised at $0.19 per share to the disclosure in your statements of stockholders’ deficiency that warrants were exercised for 6,620,276 shares of common stock for $1,299,000.

Response –

We believe our original disclosure in Note 14 reconciled to the amount shown on the Statement of Stockholders’ Equity under the caption “Exercise of Warrants” and therefore no reconciliation is needed.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 2

Note 2. Liquidity and Capital Resources, page 7

26.           Please refer to prior comment 51. Please tell us the terms under the agreement if you are never able to obtain an increase in your authorized shares. Please refer to paragraph 19 of EITF 00-19.

Response –

The requested disclosure has been included.

Draft Amendment No. 1 to Form 10-QSB for the Quarterly Period Ended September 30, 2006

27.           Please revise your disclosures throughout Amendment No. 1 to the Form 10-QSB for the quarterly period ended September 30, 2006 to address the comments above, as applicable.

Response –

We have made the appropriate changes.

Condensed Consolidated Balance Sheets, page 3

28.           We note that the amounts recorded under the column labeled “December 31, 2005” were derived from audited financial statements as denoted by the asterisk (*). Please revise to include the caption “RESTATED” as indicated on the balance sheet in Amendment No. 3 to Form 10-KSB for the year ended December 31, 2006.

Response –

We have made the appropriate changes.

Note (1) Restatement of Financial Statements due to Review of a Convertible Debt Instrument, page 7.

29.            In the last table on the bottom of page 8, please correct the caption above the third column to read “December 31, 2005”.

Response –

This has been changed.

Please contact me with any questions or comments.

Very truly yours,

Stephen A. Salvo